Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

March 27, 2025

VIA EDGAR CORRESPONDENCE

Aaron Brodsky
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust File Nos. 333-273052; 811-23887

Dear Mr. Brodsky:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 24, 2025 (the “Registration Statement”). The Registration Statement relates to the Roundhill Magnificent Seven Covered Call ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fees and Expenses of the Fund

Please supplementally provide a completed fee table.

Response to Comment 1

Pursuant to the Staff’s comment, a completed fee table has been set forth on Exhibit A.

Comment 2 – Fees and Expenses of the Fund

The Staff notes the Fund will invest in shares of the Roundhill Magnificent Seven ETF. If the Fund’s acquired fund fees and expenses are expected to exceed one basis point, please include such expenses as a separate line item in the table entitled “Annual Fund Operating Expenses.”

Response to Comment 2

The Registrant confirms that the Fund’s acquired fund fees and expenses are expected to exceed one basis point. Accordingly, such expenses will be reflected as a separate line item in the table entitled “Annual Fund Operating Expenses,” as set forth on Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the disclosure set forth below in the section entitled “Principal Investment Strategies.”

The Fund seeks to achieve its investment objectives through the use of a covered call strategy.

If the Fund will be, in part or in whole, using a synthetic covered call strategy, please supplementally address the following:

A.	Whether the purchased call options and sold call options will use the same reference asset;

B.	Whether sold call options will be covered with purchased call options;

C.	Whether notional principal will always be equal to or larger than the sold call options the Fund is covering;

D.	Whether the purchased call options will always be equal to or longer than the sold call options the Fund is covering; and

E.	Whether the strike of the purchased call options will ever be higher than that of the sold call options the Fund covers. If so, what would be the maximum differences in strikes be.

Response to Comment 3

The Fund will not be utilizing a synthetic covered call strategy. The Fund’s prospectus and statement of additional information have been revised accordingly.

Comment 4 – Principal Investment Strategies

The Staff notes the use of the term “deep-in-the-money” in the first paragraph of the section entitled “Principal Investment Strategies.” Please define “deep-in-the-money.”

Response to Comment 4

The Fund will not be utilizing a synthetic covered call strategy. Accordingly, the section entitled “Principal Investment Strategies” has been revised to remove references to the referenced disclosure.

Comment 5 – Principal Investment Strategies

Please supplementally disclosure whether the Fund will utilize physically-settled or cash-settled options and revise the disclosure in the section entitled “Principal Investment Strategies” as appropriate.

Response to Comment 5

Pursuant to the Staff’s comment, the following disclosure has been added to the end of the third paragraph of the section entitled “Principal Investment Strategies”:

The Fund intends to invest predominately in “European” style FLEX Options. Such FLEX Options may be cash or physically settled. An option is said to be “European Style” when it can be exercised only at expiration whereas an “American Style” option can be exercised at any time prior to expiration.

Comment 6 – Principal Investment Strategies

The Staff notes disclosure set forth in the section entitled “Principal Investment Strategies” indicating that the Fund will use a synthetic covered call strategy. However, disclosure earlier in the prospectus indicates the Fund will hold shares of the MAGS ETF. Please reconcile or clarify.

Response to Comment 6

The Fund will not be utilizing a synthetic covered call strategy. Accordingly, the section entitled “Principal Investment Strategies” has been revised accordingly.

Comment 7 – Principal Investment Strategies

Please move the summary description of the MAGS ETF to the section entitled “Principal Investment Strategies.”

Response to Comment 7

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 8 – Statement of Additional Information

The Staff notes the following disclosure set forth in the Statement of Additional Information:

The Fund will not concentrate its investments (i.e., hold 25% or more of its total assets) in the securities of a particular industry or group of industries.

Please reconcile this disclosure with the inclusion of “Concentration Risk” in the section of the prospectus entitled “Principal Risks.”

Response to Comment 8

The referenced disclosure has been revised to clarify that the Fund will concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) in the industry or group of industries comprising the information technology sector.

Comment 9 – Principal Risks

Please discuss include a reference to information technology companies in the section entitled “Principal Investment Strategies” section or remove the “Information Technology Companies Risk” from the section entitled “Principal Risks.”

Response to Comment 9

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

The Fund will concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries) in the industry or group of industries comprising the information technology sector.

Comment 10 – Principal Risks

Please discuss the Fund’s investments in large-capitalization companies in the “Principal Investment Strategies” section or alternatively, please remove “Large Capitalization Companies Risk” from the section entitled “Principal Risks.” If large capitalization companies will be part of the Fund’s strategy, please define the term.

Response to Comment 10

The Registrant respectfully declines to revise the disclosure to add a definition of “large capitalization securities.” It does not affirmatively seek out large capitalization securities as part of its strategy. Exposure to such companies is incidental to its principal investment strategy. Therefore, it has no set definition for what constitutes a large capitalization company. However, given that six of the seven constituents of the Magnificent Seven have a market capitalization of at least $1 trillion and the seventh has a market capitalization of over $600 billion, the Registrant is comfortable in its assertion that all securities are properly understood to be large capitalization. Additionally, the Registrant declines to remove “Large Capitalization Companies Risk” for the reasons set forth above.

Comment 11 – Principal Investment Strategies

Please supplementally disclose the broad-based securities market index the Fund intends to utilize.

Response to Comment 11

The Fund intends to use the Solactive GBS Global Markets All Cap USD Index TR as its broad-based securities market index.

Comment 12 – Principal Investment Strategies

Please clarify how the MAGS ETF options differ from MAGS ETF call options and from DITM MAGS call options. Consider revising these defined terms to be more descriptive and distinguishable.

Response to Comment 12

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to clarify the options the Fund will hold.

Comment 13 – Principal Investment Strategies

In connection with the discussion of the concentration policy, please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response to Comment 13

For purposes of the Fund’s concentration policy, it will test based upon the companies comprising the MAGS ETF.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP

Exhibit A

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.29%
Total Annual Fund Operating Expenses	1.28%
Fee Waiver and Expense Reimbursement Agreement(3)	0.29%
Net Annual Fund Operating Expenses	0.99%

(1)	The investment advisory agreement between the Trust and Roundhill Financial Inc. (“Roundhill”) utilizes a unitary fee arrangement pursuant to which Roundhill will pay all operating expenses of the Fund, except Roundhill’s management fees, interest charges on any borrowings (including net interest expenses incurred in connection with an investment in reverse repurchase agreements or futures contracts), dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments (including any net account or similar fees charged by futures commission merchants), accrued deferred tax liability and extraordinary expenses.
(2)	“Other Expenses” and “Acquired Fund Fees and Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.
(3)	Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive its management fee and reimburse certain expenses to prevent the sum of the Fund’s management fee and acquired fund fees and expenses from exceeding 0.99% until April 30, 2028. In order to reimburse the Fund for the required amount of acquired fund fees, the acquired fund fees will initially be based on an estimate of such fees for the first fiscal year. After the completion of the first fiscal year, the acquired fund fees will be based on the amounts incurred in the prior fiscal year. This agreement may be terminated by the Board of Trustees of the Trust at any time, upon 60 days’ prior written notice, or by the Fund’s investment adviser, only after April 30, 2028.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. This example assumes that the fee waiver and expense reimbursement agreement described will be terminated following April 30, 2028. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$101	$315